UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42550

Micropolis Holding Company

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Extraordinary general meeting of shareholders

On October 14, 2025, the previously announced Extraordinary General Meeting of Shareholders (the “Meeting”) of Micropolis Holding Company (the “Company”) was held as scheduled. During the Meeting, a shareholder raised concerns regarding the proposed change to the Company’s name and suggested alternative names that may better reflect the Company’s business operations. In response, the Company decided to incorporate shareholder feedback into its name change. As a result, the resolutions to approve the originally proposed name change was not put to a vote during the Meeting and therefore was not passed.

The Company will convene a new Extraordinary General Meeting of Shareholders (the “Reconvened Meeting”) to seek approval for the new proposed name. A separate notice will be issued by the Company in due course with details of the Reconvened Meeting, including the new proposed name and other relevant information. Shareholders are advised that any votes previously cast in relation to the proposals for the original proposed name do not apply to the new proposals to be put forward at the Reconvened Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis Holding Company

Date: October 16, 2025	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer

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